

# Manor
# Investment Funds

**4th Quarter Report**
**December 31, 2017**
**(Unaudited)**

Fund Office:
15 Chester Commons
Malvern, PA 19355
610-722-0900     800-787-3334
www.manorfunds.com

Managed by:
Morris Capital Advisors, LLC

# Manor Investment Funds

15 Chester Commons
Malvern, PA 19355

December 31, 2017

Dear Fellow Shareholders:

Our funds continue to prosper by consistently applying the conservative investment approach that has been successful over so many years.

## Catch-22 Revisited

The satirical novel by Joseph Heller, Catch-22, exposed the absurdity of bureaucratic systems, especially in the military. The novel, set during World War II, revolves around the experiences of Captain John Yossarian, a B-25 bombardier in the fictional 256th Squadron, who desperately wants to finish his tour of duty and get home safely. The "Catch-22" is the logical absurdity that the only way to get out of flying more combat missions is to be crazy, but since only a crazy person would want to fly more missions, anyone asking to be relieved of flying cannot be crazy and therefore must fly more missions.

I previously used the Catch-22 to describe the markets in December 2009. Stocks were riding a wave of economic stimulus, up substantially from the lows set during the financial crisis of the previous year. Given this impressive move, there were real concerns that the markets were overextended, that investors were overestimating the potential for an economic rebound, and that interest rates were poised to rise due to a massive increase in government borrowing. Now, eight years later, the S&P 500 is up more than 140% from those levels and we are confronted with a similar quandary.

Those who think that it might be crazy to invest in this market can look at history as a guide. The stock market has been on an unprecedented streak. Since the end of 2009 it has been a steady ride upwards, with only a couple of corrections of 10%, and the most recent of those corrections was almost two years ago. The rally has outpaced economic growth, taking valuations well beyond the levels where we started. In December of 2009 the normalized price earnings ratio (PE) of the S&P 500 was just over 15, with expected earnings growth of 10.7%, and a price to cash flow multiple of 12. Now, those same measures are a PE of more than 23, with similar anticipated earnings, and a price to cash flow over 20. In addition, the total stock market today stands at 150% of gross domestic product (GDP), a level that historically portends trouble. Investor optimism also seems exuberant with volatility measures at all-time lows and crypto-currencies generating astounding gains driven by speculative fervor.

Those who think that it is not crazy to invest in stocks right now can make a compelling case, as well. First, and foremost, is the belief that the economy is gaining momentum after the anemic recovery from the financial crisis, creating jobs without sparking excessive wage growth or inflation. This limits the upward pressure on interest rates and allows the Fed to be cautious as it continues to normalize rates and trim its balance sheet, reducing the chance of derailing the recovery. While there is concern that shrinking central bank balance sheets will remove a source of liquidity, sovereign wealth funds have continued to buy stocks, in many cases using leverage to potentially enhance returns. These purchases have increased on a pace where the investment arms of Norway and the Swiss National Bank hold significant positions in our stock markets and show no sign of letting up. Continued buying pressure from index fund investors and defined contribution plans also provided a steady flow of cash into the stock market, and investors who have stubbornly remained on the sidelines have cash balances that could eventually push stocks higher, or come in to "buy the dip" in the event of a pullback.

**The Manor Fund**

The Manor Fund rose 6.80%, net of all fees and expenses, during the quarter ending December 31, 2017, outperforming the S&P 500 index return of 6.64%, but underperforming comparable mutual funds, as measured by the Lipper Large-Cap Core mutual fund index return of 6.98%. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing year returning 21.67% for the Fund compared to 21.84% for the S&P 500 and 21.74% for comparable mutual funds. The Fund underperformed the S&P 500 index and comparable mutual funds during the trailing 3-year, 5-year, and 10-year periods with annualized returns of 8.36%, 13.86%, and 7.47% for the Fund compared to annualized returns of 11.42%, 15.74%, and 8.46% for the S&P 500 index, and returns of 10.71%, 14.81%, and 7.65% for the Lipper Large-Cap Core mutual fund index.

During the 4th Quarter of 2017, the Fund was helped by strong performance from D.R. Horton, Inc., Valero Energy Corp., Avery Dennison Corp., Microsoft Corporation, and Anthem, Inc. Three of these holdings, D.R. Horton, Valero Energy, and Avery Dennison were also among the top performers in the portfolio last quarter. This is somewhat unusual as there is generally a rotation in the top and bottom performers on a quarterly basis. The shares of D.R. Horton extended a rally that stretches back to the beginning of last year. During the quarter the company reported revenue and earnings above expectations and raised their quarterly dividend by 25%. The shares of Valero Energy extended a rally that began late last year. Valero reported revenue and earnings above expectations driven by strong year-over-year revenue growth. The shares of Avery Dennison also extended a rally that stretches back more than a year. During the quarter the company reported revenue and earnings above expectations and strong year-over-year revenue growth, as well. Avery also raised earnings guidance for the fiscal year. The shares of Microsoft rose steadily throughout the quarter. The company reported revenue and earnings above expectations and strong revenue growth. The results were driven by their Business Processes and Intelligent Cloud services group. The shares of Anthem also extended a rally that stretches back more than a year. The company reported revenue in line with expectations and solid growth in medical enrollment. The membership growth, coupled with improving medical cost trends contributed to earnings that exceeded expectations and the company increased both revenue and earnings guidance.

Notable laggards during the 4th Quarter of 2017 include Allergan, Plc, Skyworks Solutions, Inc., Western Digital Corp., CVS Health Corporation, and Applied Materials, Inc. The shares of Allergan fell during the quarter extending weakness in the shares that stretches back to the middle of last year. The company reported earnings better than expected, but the shares were pressured by concerns about the expiration of patent protection on a key drug, and weakness in a substantial holding of Teva Pharmaceuticals. Allergan holds a 10% interest in Teva shares that were acquired when Allergan sold its generic business to Teva. The shares of Teva have been extremely weak creating a drag on Allergan which is required to hold their shares for at least a year under the sale agreement. The shares of Skyworks Solutions fell sharply in November after the company reported earnings above expectations and strong revenue growth. Weakness in the shares is attributable to investor concerns that slowing iPhone growth would impact this Apple component supplier. The shares of Western Digital also reflected investor concern about iPhone shipments. This supplier of flash drive memory reported strong revenue growth and earnings above expectations, but the shares declined later in the quarter as shipments of the iPhone X were weaker than anticipated. The shares of CVS Health fell early in the quarter on investor concerns about struggles in their pharmacy management business and the potential for increased competition. Revenue growth has been weak since the loss of a major pharmacy management client, and the stock reacted negatively

*(Continued on page 10)*

# MANOR INVESTMENT FUNDS - MANOR FUND

**Schedule of Investments - December 31, 2017**

**(Unaudited)**

## Portfolio of Investments

| Description | Shares | Market Value |
|---|---|---|
| **COMMON STOCKS –97.2%** | | |
| **Consumer Discretionary – 11.4 %** | | |
| Carnival Corp. | 3,627 | 240,724 |
| D. R. Horton, Inc. | 6,366 | 325,112 |
| Mohawk Ind. * | 1,089 | 300,455 |
| | | 866,291 |
| **Consumer Staples – 6.3%** | | |
| CVS Health Corp. | 1,817 | 131,733 |
| Kroger Company | 4,447 | 122,070 |
| PepsiCo, Inc. | 1,909 | 228,927 |
| | | 482,730 |
| **Energy – 7.7%** | | |
| Cabot Oil & Gas | 8,845 | 252,967 |
| Valero Energy | 3,657 | 336,115 |
| | | 589,082 |
| **Financial – 14.7%** | | |
| Chubb Corp. | 1,112 | 162,497 |
| Discover Financial | 2,944 | 226,452 |
| JPMorgan Chase | 2,438 | 260,720 |
| Metlife Inc. | 3,312 | 167,455 |
| PNC Financial | 2,063 | 297,670 |
| | | 1,114,794 |
| **Health Care – 13.1%** | | |
| Allergan PLC | 736 | 120,395 |
| AmerisourceBergen | 1,848 | 169,683 |
| Anthem, Inc. | 1,127 | 253,586 |
| Biogen, Inc. * | 770 | 245,299 |
| Zimmer Biomet | 1,725 | 208,156 |
| | | 997,119 |
| **Industrial – 16.2%** | | |
| Avery Dennison | 3,220 | 369,849 |
| Delta Air Lines | 3,604 | 201,824 |
| FedEx Corp. | 1,097 | 273,745 |
| Fortune Brands H&S | 2,929 | 200,461 |
| Pentair PLC | 2,599 | 183,542 |
| | | 1,229,421 |

| Description | Shares | Market Value |
|---|---|---|
| **Information Technology – 21.4%** | | |
| Amphenol Corp-A | 2,929 | 257,166 |
| Applied Materials | 5,221 | 266,898 |
| Facebook, Inc. * | 1,472 | 259,749 |
| Microsoft Corp. | 3,895 | 333,179 |
| Skyworks Solutions | 2,990 | 283,900 |
| Western Digital | 2,791 | 221,968 |
| | | 1,622,860 |
| **Material – 0.9%** | | |
| Nucor Corp. | 1,120 | 71,209 |
| | | 71,209 |
| **Telecomm. – 1.5%** | | |
| AT & T, Inc. | 3,006 | 116,873 |
| | | 116,873 |
| **Utility – 0.7%** | | |
| AES Corporation | 4,937 | 53,468 |
| | | 53,468 |
| **Real Estate Investment Trust – 3.3%** | | |
| Equinix, Inc. | 545 | 247,005 |
| | | 247,005 |
| TOTAL COMMON STOCKS (Cost $ 4,618,734) | | 7,390,852 |
| **SHORT-TERM INVESTMENTS – 2.7%** | | |
| 1st Amer. Gov. Fund | 201,418 | 201,418 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 201,418) | | 201,418 |
| TOTAL INVESTMENTS – 99.9% (Cost $ 4,820,152) | | 7,592,270 |
| Other Assets less Liabilities – Net 0.1% | | 5,666 |
| NET ASSETS 100.0% | | $ 7,597,936 |

*Non-income producing during the period.

# MANOR INVESTMENT FUNDS - MANOR FUND
### Fund and Performance Information - December 31, 2017
### (Unaudited)

## Fund Performance



**Investment Performance
vs. the S&P 500 and the Lipper Large-Cap Core Index**

### Quarter and Annualized Total Return for Periods Ending December 31, 2017

|  | Manor Fund | S&P 500 Index | Lipper LC Core Funds |
|---|---|---|---|
| 4th Quarter | **6.80 %** | 6.64 % | 6.98 % |
| 1-Year | **21.67 %** | 21.84 % | 21.74 % |
| 3-Year Annualized | **8.36 %** | 11.42 % | 10.71 % |
| 5-Year Annualized | **13.86 %** | 15.74 % | 14.81 % |
| 10-Year Annualized | **7.47 %** | 8.46 % | 7.65 % |
| Annualized since inception 9/26/95 | **6.69 %** | 9.10 % | 7.20 % |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 1.25% for the Fund.*

## Top Holdings and Industry Sectors

| Top Company Holdings | |
|---|---|
| **Company** | **% of Net Assets** |
| Avery Dennison | 4.9 % |
| Valero Energy | 4.4 % |
| Microsoft Corp. | 4.4 % |
| D. R. Horton, Inc. | 4.3 % |
| Mohawk Industries | 4.0 % |

| Top Industry Sectors | |
|---|---|
| **Industry** | **% of Net Assets** |
| Info Technology | 21.4 % |
| Industrial | 16.2 % |
| Financial | 14.7 % |
| Health Care | 13.1 % |
| Consumer Disc. | 11.4 % |

# MANOR INVESTMENT FUNDS - GROWTH FUND

**Schedule of Investments - December 31, 2017**

**(Unaudited)**

## Portfolio of Investments

| Description | Shares | Market Value |
|---|---|---|
| **COMMON STOCKS – 98.0%** | | |
| **Consumer Discretionary – 17.2%** | | |
| Amazon.com Inc. * | 382 | 446,738 |
| Dollar Tree, Inc. * | 3,468 | 372,151 |
| Expedia, Inc. | 2,278 | 272,836 |
| LKQ Corp. * | 8,644 | 351,551 |
| Royal Caribbean | 3,473 | 414,259 |
| | | 1,857,535 |
| **Consumer Staples – 10.6%** | | |
| Church & Dwight | 6,753 | 338,798 |
| Constellation Brands | 2,390 | 546,282 |
| Walgreens Boots | 3,570 | 259,254 |
| | | 1,144,334 |
| **Energy – 3.5%** | | |
| Diamondback * | 3,004 | 379,255 |
| | | 379,255 |
| **Financial – 3.3%** | | |
| Chubb Limited | 2,441 | 356,703 |
| | | 356,703 |
| **Health Care – 18.2%** | | |
| AbbVie, Inc. | 2,146 | 207,540 |
| Alexion Pharma. | 2,426 | 290,125 |
| Celgene Corp. * | 2,512 | 262,152 |
| Gilead Sciences | 3,804 | 272,519 |
| Thermo Fisher | 2,919 | 554,260 |
| UnitedHealth | 1,714 | 377,868 |
| | | 1,964,464 |
| **Industrial – 9.9%** | | |
| Robert Half Intl. | 4,877 | 270,869 |
| Rockwell Collins | 2,884 | 391,128 |
| Southwest Airline | 6,138 | 401,732 |
| | | 1,063,729 |
| **Information Technology – 31.7%** | | |
| Alphabet Inc. Cl A * | 250 | 263,350 |
| Alphabet Inc. Cl C * | 250 | 261,600 |
| Apple, Inc. | 3,560 | 602,459 |
| Cognizant Tech | 5,126 | 364,049 |
| IPG Photonics * | 2,131 | 456,311 |
| MasterCard Inc. | 2,695 | 407,915 |
| Microsoft Corp. | 3,458 | 295,797 |
| ON SemCndctor * | 20,878 | 437,186 |
| Vantiv, Inc. * | 4,470 | 328,768 |
| | | 3,417,435 |
| **Material – 3.6%** | | |
| Sherwin Williams | 946 | 387,898 |
| | | 387,898 |
| TOTAL COMMON STOCKS (Cost $6,701,587) | | 10,571,353 |
| **SHORT-TERM INVESTMENTS – 1.9%** | | |
| 1st Amer. Gov. Fund | 202,177 | 202,177 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 202,177) | | 202,177 |
| TOTAL INVESTMENTS – 99.9% (Cost$ 6,903,764) | | 10,773,530 |
| Other Assets less Liabilities – Net 0.1% | | 5,726 |
| NET ASSETS – 100.0% | | $ 10,779,256 |

*Non-income producing during the period.

# MANOR INVESTMENT FUNDS - GROWTH FUND
### Fund and Performance Information - December 31, 2017
### (Unaudited)

## Fund Performance



**Investment Performance**
**vs. the S&P 500 and Lipper Large-Cap Growth Index**

Legend: ■ Growth Fund  ▨ S&P 500 Index  ☐ Lipper LC Growth

### Quarter and Annualized Total Return for Periods Ending December 31, 2017

| | Growth Fund | S&P 500 Index | Lipper LC Growth Funds |
|---|---|---|---|
| 4th Quarter | **5.12 %** | 6.64 % | 6.16 % |
| 1-Year | **25.17 %** | 21.84 % | 31.60 % |
| 3-Year Annualized | **9.30 %** | 11.42 % | 11.78 % |
| 5-Year Annualized | **14.81 %** | 15.74 % | 15.88 % |
| 10-Year Annualized | **8.06 %** | 8.46 % | 8.15 % |
| Annualized since inception 6/30/99 | **5.55 %** | 5.66 % | 3.63 % |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.99% for the Fund.*

## Top Holdings and Industry Sectors

| Top Company Holdings | |
|---|---|
| Company | % of Net Assets |
| Apple, Inc. | 5.6 % |
| Thermo Fisher | 5.1 % |
| Constellation Brands | 5.1 % |
| IPG Photonics Corp. | 4.2 % |
| Amazon.com, Inc. | 4.1 % |

| Top Industry Sectors | |
|---|---|
| Industry | % of Net Assets |
| Information Tech. | 31.7 % |
| Health Care | 18.2 % |
| Consumer Disc. | 17.2 % |
| Consumer Staples | 10.6 % |
| Industrial | 9.9 % |

# MANOR INVESTMENT FUNDS - BOND FUND

**Schedule of Investments - December 31, 2017**

**(Unaudited)**

## Portfolio of Investments

| Description | Face Amount | Value |
|---|---|---|
| **U.S. GOVERNMENT BONDS – 90.8%** | | |
| U.S. Treasury 1.375% Due 11-30-18 | 250,000 | 249,043 |
| U.S. Treasury 1.000% Due 11-30-19 | 250,000 | 245,918 |
| U.S Treasury 1.500 % Due 01-31-22 | 200,000 | 195,110 |
| U.S. Treasury 1.250 % Due 07-31-23 | 400,000 | 379,125 |
| U.S. Treasury 1.500 % Due 08-15-26 | 150,000 | 139,582 |
| TOTAL U.S. GOVERNMENT BONDS (Cost $ 1,234,957) | | 1,208,778 |
| **SHORT-TERM INVESTMENTS – 8.7%** | | |
| 1st American Treasury Obligation Fund | 114,991 | 114,991 |
| TOTAL SHORT-TERM INVESTMENTS (Cost $ 114,991) | | 114,991 |
| TOTAL INVESTMENTS – 99.5% (Cost $ 1,349,948) | | 1,323,769 |
| Other Assets less Liabilities – Net – 0.5% | | 6,965 |
| NET ASSETS - 100.0% | | $ 1,330,734 |

*SECURITY VALUATION:*
*Equity securities which are traded on a national or foreign securities exchange and over-the-counter securities listed in the NASDAQ National Market System are valued at the last reported sales price on the principal exchange on which they are traded on the date of determination. Securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Over-the-counter securities not listed on the NASDAQ National Market System are valued at the mean of the current bid and asked prices. Fixed income securities are valued on the basis of valuations provided by independent pricing services. The independent pricing organization values the investments, taking into consideration characteristics of the securities, values of similar securities that trade on a regular basis, and other relevant market data. Securities for which market quotations are not readily available may be fair valued under procedures adopted by the Fund's board. Short-term securities maturing in 60 days or less are stated at cost plus accrued interest earned which approximated market value, in accordance with the terms of a rule adopted by the Securities and Exchange Commission. The amortized cost method values a security at cost on the date of purchase and thereafter assumes a constant amortization to maturity of any discount or premium.*

## Fund Performance



### Investment Performance vs. the Barclay's Int. Treasury Index and the Lipper Gov't Index

**Quarter and Annualized Total Return for Periods Ending December 31, 2017**

|  | Bond Fund | Lipper US Gov't Fund Index | Barclays Intermediate Treasury Index |
|---|---|---|---|
| 4th Quarter | **-0.59 %** | 0.00 % | -0.41 % |
| 1-Year | **-0.11 %** | 1.94 % | 1.15 % |
| 3-Year Annualized | **-0.47 %** | 1.24 % | 1.13 % |
| 5-Year Annualized | **-0.55 %** | 1.05 % | 0.92 % |
| 10-Year Annualized | **0.34 %** | 3.21 % | 2.75 % |
| Annualized since inception 6/30/99 | **1.84 %** | 4.20 % | 3.95 % |

*Annualized total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains, and a constant rate of performance each year. The performance table and returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. During periods of reimbursement by the manager, a fund's total return will be greater than it would be had the reimbursement not occurred. Performance quoted represents past performance and is no guarantee of future results. You should evaluate investment returns over a long time period as the equity market can be volatile in the short term. Current performance may be lower or higher than what is stated. Investment return and principal value will vary with market conditions so that an investor's share, when redeemed, may be worth more or less than the original cost. Call us at 800-787-3334 for current or most recent month-end performance. The Expense Limitation Agreement expired May 1, 2017 and was not renewed. Expenses are governed by the Investment Advisory agreement as amended January 1, 2017 which establishes a "unified fee" of 0.95% for the Fund.*

## Top Five Holdings

| Security | % of Net Assets |
|---|---|
| US Treasury 1.250%  Due 07-31-23 | 28.5 % |
| US Treasury 1.375%  Due 11-30-18 | 18.7 % |
| US Treasury 1.000%  Due 11-30-19 | 18.5 % |
| US Treasury 1.500%  Due 01-31-22 | 14.7 % |
| US Treasury 1.500%  Due 08-15-26 | 10.5 % |

*(Continued from page 3)*

to the application by Amazon for a pharmacy license in several states. The shares rebounded somewhat after the company reported earnings above expectations, revenue in line with expectations, reaffirmed Q4 earnings guidance. Management statements by Amazon that they did not intend to enter the retail pharmacy business also contributed to the rebound, but not enough to offset earlier weakness in the stock. The shares of Applied Materials declined during the quarter despite reporting strong operating results. The company experienced strong year-over-year revenue growth, reported earnings above expectations, and raised both revenue and earnings guidance for the next quarter. Weakness in the shares of this semiconductor manufacturing equipment maker reflected concerns about a general slowdown in capital investment in the technology sector.

## The Growth Fund

The Manor Growth Fund rose 5.12%, net of all fees and expenses, during the quarter ending December 31, 2017, underperforming the S&P 500 index return of 6.64% and comparable mutual funds, as measured by the Lipper Large-Cap Growth mutual fund index, return of 6.16%. The Fund outperformed the S&P 500 index during the trailing year with a return of 25.17% for the Fund, compared to 21.84% for the S&P 500 index, but underperformed the Lipper Index return of 31.60% during the same time period. The Fund underperformed the S&P 500 index during the trailing 3-year, 5-year, and 10-year periods with returns of 9.30%, 14.81%, and 8.06% for the Fund compared to returns of 11.42%, 15.74%, and 8.46% for the index and underperformed the Lipper Large-Cap Growth mutual fund index returns of 11.78%, 15.88%, and 8.15% over the same time periods. The Fund continues to outperform the Lipper Large-Cap Growth index since inception with an annualized return of 5.55% for the Fund compared to 3.63% for the index.

During the 4th Quarter of 2017 the Fund was helped by strong performance from Amazon.com, Inc., Dollar Tree, Inc., Constellation Brands, IPG Photonics Corporation, and Southwest Airlines Corp. The shares of Amazon jumped early in the quarter when the company announced revenue and earnings above expectations. The company experienced strong year-over-year revenue growth but operating income declined. Amazon also reaffirmed revenue and earnings guidance for the coming quarter, projecting continued strong revenue growth. The shares of Dollar Tree rose steadily throughout the quarter, extending a rally that began in the middle of last year. The company reported revenue in line with expectations, but earnings that exceeded expectations. Some of the recent surge in the stock has been the growing belief among investors that Dollar Tree has successfully integrated operations after its purchase of Family Dollar stores. The shares of Constellation Brands rose steadily throughout the quarter, extending a rally that stretches back several years. This long-term holding reported earnings above expectations and raised earnings guidance for the fiscal year. The results were driven by solid revenue growth in the beer and wine and spirits businesses. The company also acquired a minority stake in a well-respected privately held Canadian company that provides medicinal cannabis products. The shares of IPG Photonics finished higher despite suffering a mid-quarter correction along with many other names in the technology sector. The company reported strong revenue growth, revenue and earnings above expectations and raised revenue and earnings guidance for the coming quarter. The shares of Southwest Airlines fell initially when the company reported earnings, but then rallied sharply later in the quarter. While the company reported earnings above expectations the results were achieved with very moderate top line growth. The stock reacted positively later in the quarter when Southwest announced a positive update on operations, including growth in passenger miles and higher utilization rates. The company also projected that this improvement would carry over into the next fiscal year.

Notable laggards during the 4th Quarter of 2017 include Celgene Corp., Expedia, Inc., Alexion Pharmaceuticals, Gilead Sciences, Inc., and Whirlpool Corporation. Three of these bottom performers are biotech companies. The entire biotech sector enjoyed a strong run for several years and now some of these firms are facing pricing pressures and looming patent expirations. The shares of Celgene dropped sharply early in the quarter when the company announced the discontinuation of a phase III trial of what was considered a promising treatment for Crohn's disease. The shares fell again just a few days later when the company reported operating results. Celgene reported earnings above expectations, and reaffirmed guidance for the fiscal year, but was forced to lower long-term financial targets directly related to the discontinued study and ongoing pricing pressure. The shares of Expedia dropped sharply early in the quarter when the company reported earnings below expectations. The impact of the miss was magnified since this was the first earnings miss by the company in the past two years. The shares of Alexion fell early in the quarter on concerns that the shares had rallied beyond operating expectations. Those fears were allayed somewhat when the company later reported revenue in line with expectations, earnings better than expectations, and reaffirmed revenue and earnings guidance. The shares rebounded somewhat but not enough to offset the selloff earlier in the quarter. The shares of Gilead Sciences also fell early in the quarter, at about the same time as the decline in Alexion. The shares stabilized later when the company reported revenue and earnings above expectations, and raised the lower end of the guidance range for the fiscal year. The shares of Whirlpool dropped early in the quarter when the company reported revenue and earnings that missed expectations, and lowered guidance for the fiscal year. The shares improved somewhat later in the quarter but only recovered a portion of the initial decline on the earnings miss.

During the quarter we sold TimeWarner and used the proceeds to buy Alexion Pharmaceuticals. We also sold Whirlpool and Schlumberger and used the proceeds to buy Diamondback Energy. We sold TimeWarner because the combination with AT&T was receiving additional regulatory scrutiny. We used the proceeds to purchase Alexion, a biotech company that has several promising therapies in development. We sold Whirlpool because it has struggled to meet operating targets due to increasing competition and weakness in some of its end markets. We also sold Schlumberger, an energy exploration services company, to purchase Diamondback Energy an independent oil and natural gas exploration company that specializes in unconventional onshore oil and natural gas reserves.

## The Bond Fund

The Manor Bond Fund generated a return of –0.59%, net of all fees and expenses, during the quarter ending December 31, 2017, underperforming the Bloomberg Barclay Intermediate US Treasury index return of –0.41% and the Lipper US Government mutual fund index return of 0.00%. The Fund underperformed the Bloomberg Barclay Intermediate US Treasury index and the Lipper US Government mutual fund index during the trailing 1-year, 3-year, 5-year, and 10-year periods with returns of –0.11%, -0.47%, -0.55%, and 0.34% for the Fund, compared to 1.15%, 1.13%, 0.92%, and 2.75% for the Barclay Intermediate Treasury index, and 1.94%, 1.24%, 1.05% and 3.21% for the Lipper US Government mutual fund index. Performance over these periods reflects the relatively conservative position of the Fund's investment portfolio of US Treasury securities. The Fund is managed as a low-risk alternative for conservative investors.

## Additional Rational Support

In addition, we believe that stocks will likely continue to react favorably from the dual benefits of tax reform and reduced regulation, both of which have a real long-term impact. Stocks gained strength last year as regulations were rolled back, and the regulatory rollback should continue this year. Now, with the passage of tax reform, take home pay for most workers will rise which should translate into increased spending or investing. In addition, corporations are announcing new employment and investment initiatives, reinvesting tax reform benefits back into the economy. Analysts have responded by raising profit expectations, and the combination of stronger economic growth and improved profitability will provide fundamental support for stocks. Companies that generate top line revenue growth and translate that growth into stronger earnings and cash flow provide excellent investment opportunities. The goal of our investment process is to invest in those companies at attractive valuations in a diversified portfolio with a long term investment horizon. It is a conservative approach with the goal to generate reasonable returns and maintain your sanity.

Sincerely,
Daniel A. Morris

Risks:
Mutual fund investing involves risk, including possible loss of principal amount invested. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments. Foreign securities, foreign currencies, and securities issued by US entities with substantial foreign operation can involve additional risks.

# Manor Investment Funds

Fund Office:
15 Chester County Commons
Malvern,  PA 19355

610-722-0900     800-787-3334
www.manorfunds.com

Funds distributed by:
Foreside Funds Services, LLC
Three Canal Plaza
Suite 100
Portland, ME  04101

**This report is submitted for the general information of the shareholders of the Fund.  It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus, which includes information regarding the Fund's risks, objectives, fees and expenses, experience of its management and other information.**